Exhibit 3.2.3

Amendment to Bylaws

NOW, THEREFORE, BE IT RESOLVED, that the first sentence of Article II, Section 2 of the Bylaws of this Corporation be and hereby is amended, effective immediately following the 1988 Annual Meeting of Shareholders, by deleting said first sentence in its entirety and substituting therefor the following:

“The annual meeting of the shareholders shall be held within or without the State of North Carolina on the third Tuesday in May of each year, commencing at 10:30 a.m., local time at the place of meeting, or at such other time of day as the Board of Directors shall specify in the notice of such meeting.”